FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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[    ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).

(Print or Type Reponses)

1. Name and Address of Reporting Person* Wynn Stephen A.	2. Issuer Name and Ticker or Trading Symbol Wynn Resorts, Limited (WYNN)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

[ x ] Director                          [ x ] 10% Owner

[ x ] Officer (give title below)    [    ] Other (specify below)

        Chief Executive Officer
_______________________________________________

(Last) (First) (Middle) c/o Wynn Resorts, Limited 3145 Las Vegas Boulevard South	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 27, 2003
(Street) Las Vegas Nevada 89109		5. If Amendment, Date of Original (Month/Day/Year) December 12, 2002	7. Individual or Joint/Group Filing (Check Applicable Line) [ x ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I—Non–Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Table II—Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, If any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Expiration Date
Stock Options (right to buy)	$13.74	12/12/02		A		10,000		12/12/02	12/12/12	Common Stock, par value $0.01	10,000		10,000(1)	I	By wife, Elaine P. Wynn
Stock Options (right to buy)	$13.74	3/27/03		D			10,000	12/12/02	12/12/12	Common Stock, par value $0.01	10,000		0(2)

Explanation of Responses:

(1)   Options that were previously reported on a Form 4 dated December 12, 2002 (the "Options").

(2)   The Options have been rescinded pursuant to an agreement, dated March 27, 2003, between Elaine P. Wynn and the issuer.

/s/ Marc H. Rubinstein ———————————————————— **Signature of Reporting Person Marc H. Rubinstein on Behalf of Stephen A. Wynn	March 28, 2003 —————————————— Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, See Instruction 4(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.